Exhibit 99.1

3 November 2020

ABCAM PLC

(“Abcam” or “the Company”)

Publication of 2020 Annual Report and Accounts and Notice of Annual General Meeting

Cambridge, UK: Abcam plc (AIM: ABC) (Nasdaq: ABCM), a global leader in the supply of life science research tools, announces that, following release on 14 September 2020 of its final results for the year ended 30 June 2020, the Abcam plc Annual Report and Accounts 2020 (the “Annual Report”) have been published today and are available on the Abcam plc website at abcamplc.com/.

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Annual Report will also be posted today, together with the Notice of Annual General Meeting, to those shareholders that have elected to receive paper communications. Shareholders that have not elected to receive paper communications will be notified of the availability of these documents on Abcam plc website, www.abcamplc.com.

2020 Impact Report

Reinforcing its commitment to long-term sustainability, Abcam will also release its first dedicated Impact Report on 9 November. The report highlights the Group’s approach to generating positive impact and creating sustainable value. The report and further sustainability disclosures will be published at www.abcamplc.com/sustainability/.

For further information, please contact:

Abcam	+ 44 (0) 1223 696 000

Marc Perkins, Company Secretary James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000

Garry Levin / Duncan Monteith / Huw Jeremy

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

In the fiscal year ended 30 June 2020, Abcam’s worldwide customer base consisted of approximately 750,000 life science researchers. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares were admitted to trading on AIM in 2005 (AIM: ABC) and its American Depositary Shares began trading on the Nasdaq Global Market in October 2020 (Nasdaq: ABCM).

Please visit www.abcam.com or www.abcamplc.com to find out more.